SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

(212) 735-3000

Fax:  (212) 735-2000

http://www.skadden.com

December 7, 2012

Dominic Minore

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:                           TCP Capital Corp.

Dear Mr. Minore:

On December 7, 2012, TCP Capital Corp. (the “Company”) filed a Registration Statement on Form N-2 (File No. 333-185319) (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”).

The Company represents that the Registration Statement is substantially similar to its Pre-Effective Amendment No. 5 (File No. 333-172669), filed April 2, 2012, and declared effective by the staff on April 3, 2012, and that the only substantive changes made to the disclosure contained in the Registration Statement are as follows:

•                  The Registration Statement was changed to include a statement of additional information and the Company’s financials are incorporated by reference into the statement of additional information.

•                  Financial statements and the notes thereto, the MD&A, dividends declared by the Company, selected financial data, the Company’s portfolio companies and industries and other related factual updates were included in the prospectus and statement of additional information (as of the September 30, 2012).

•                  The risk factors portion of the Registration Statement was updated to reflect certain factual updates related to the Company, current regulatory conditions and current market conditions.

•                  Fees paid to the Company’s investment adviser and expense reimbursements paid to its administrator were updated.

•                  The Portfolio Companies chart was revised to show information as of September 30, 2012.

•                  The tax disclosure was revised slightly.

•                  Since the Company currently does not have any underwriters, such information was excluded.

•                  Disclosure regarding the recently appointed director.

•                  Other minor factual updates.

As such, the Company hereby requests expedited review of its Registration Statement.  If you have any questions, please contact me at (416) 777-4727 or Richard Prins at (212) 735-2790.

Sincerely,

/s/ Steven Grigoriou
Steven Grigoriou